Exhibit (a)(5)(iv)

NEWS RELEASE

VIRTUS TOTAL RETURN FUND INC. ANNOUNCES

PRELIMINARY RESULTS OF TENDER OFFER

HARTFORD, CT, June 26, 2017 – The Virtus Total Return Fund Inc. (NYSE: ZF) announced today that its tender offer for 1,133,020.45 of its issued and outstanding shares of common stock, representing approximately 5 percent of its outstanding shares, expired at 11:59 p.m., New York time, on June 23, 2017.

Based upon current information, approximately 6,119,024.00 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 18.516 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on June 29, 2017 and payment for such shares will be made on or about June 30, 2017. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on June 23, 2017, which is equal to $13.1908 per share.

About the Fund

The Virtus Total Return Fund Inc. (formerly known as The Zweig Fund, Inc.) is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. The fund has a current target allocation of approximately 60 percent equity securities, primarily invested globally in owners/operators of infrastructure in the communications, utility, energy, and transportation industries, and 40 percent fixed income, designed to generate high current income and total return through the application of active sector rotation, extensive credit research, and disciplined risk management. The fund also pursues an options overlay strategy that seeks to generate additional income through the use of index-based, out-of-the money put and call spreads. Virtus Investment Advisers is the adviser to the fund and Duff & Phelps Investment Management and Newfleet Asset Management are the subadvisers.

For more information about the fund, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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For Further Information:	Media Relations:

Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725